UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                               NL Industries, Inc

                             SEC FILE NUMBER: 1-640



    [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q [ ] Form N-SAR


                      For Period Ended: September 30, 2005


      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

                         PART I - REGISTRANT INFORMATION


Full Name of Registrant: NL Industries, Inc

Former Name if Applicable: Not Applicable

Address of Principal Executive Office: 5430 LBJ Freeway, Suite 1700
                                       Three Lincoln Centre
                                       Dallas, Texas  75240-2697



                        PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                              PART III - NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period:


The Registrant has been unable to complete the preparation and review of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 ("Quarterly Report") within the required time period due to unanticipated delays in assembling all information and completing all reviews required with respect to such Quarterly Report.

                           PART IV - OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

Greg  Swalwell,   Vice   President,   Finance  and  Chief   Financial   Officer.
972-233-1700.


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NL Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: November 9, 2005                       NL INDUSTRIES, INC.


                                             By:    /s/ Greg Swalwell.
                                                    Greg Swalwell
                                                    Vice President, Finance and
                                                    Chief Financial Officer